SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT

Exhibit	Description
1.1	Circular dated April 8, 2008 relating to the Tower Transfer Agreement entered into between PT. Hutchison CP Telecommunications, a 60%-owned subsidiary of the Registrant, and PT. Profesional Telekomunikasi Indonesia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

If you are in doubt as to any aspect of this circular, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

DISCLOSEABLE TRANSACTION

A letter from the board of directors of Hutchison Telecommunications International Limited is set out on pages 5 to 9 of this circular.

8 April 2008

– i –

DEFINITIONS

In this circular the following expressions shall have the meanings set out below unless the context requires otherwise:

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“Assets”	the certain assets in Indonesia agreed to be sold and purchased pursuant to and in accordance with the Tower Transfer Agreement including without limitation the 3,692 Towers, the Tower Site Leases and the Revenue Contracts but excluding the Excluded Equipment

“associates”	shall have the meaning ascribed to that term in Listing Rule 1.01

“Board”	the board of Directors

“Build to Suit Arrangements”	the arrangements contemplated in the Build to Suit Term Sheet

“Build to Suit Term Sheet”	the legally binding term sheet dated 18 March 2008 and made between HCPT and Protelindo setting out the principal terms for a build to suit agreement for the construction of Towers in Indonesia and put and call option agreement for further sale of Towers

“Company” or “HTIL”	Hutchison Telecommunications International Limited, a limited liability company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on the New York Stock Exchange

“connected person”	has the meaning ascribed to that expression in the Listing Rules

“Deposit”	cash payment of US$125 million (approximately HK$971 million) representing 25% of the Purchase Price which has been paid by Protelindo into an escrow account following the signing of the Tower Transfer Agreement

“Directors”	directors of the Company

“Excluded Equipment”	include such equipment, structure, fixture, fittings and other items installed on, in or under a Tower or Tower Site by or on behalf of HCPT which is not an Asset or third party equipment specified as such in the Tower Transfer Agreement

“Facilities”	include the communication towers and related infrastructure acquired by or subsequently constructed by Protelindo under the Tower Transfer Agreement, and any subsequent replacement of such infrastructure

DEFINITIONS

“Final Date”	18 March 2010, being the date which is 24 months after the date of the Tower Transfer Agreement

“Group”	the Company and its subsidiaries

“HCPT”	PT. Hutchison CP Telecommunications (formerly PT. Cyber Access Communications), a limited liability company incorporated in Indonesia, a 60%-owned subsidiary of the Company, which is the vendor of the Assets under the Tower Transfer Agreement, the lessee of the Sites and Facilities under the Master Lease Agreement and the counterparty to the Build to Suit Term Sheet

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HWL”	Hutchison Whampoa Limited, a limited liability company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange and a substantial shareholder of the Company

“Indonesia”	the Republic of Indonesia

“Initial Conditions Precedent”	the conditions precedent set out in the Tower Transfer Agreement upon the satisfaction (or waiver) of which the parties’ obligation to Tranche 1 Completion is conditional

“Initial Term”	twelve (12) years from the date of execution of the relevant site licence to be entered pursuant to and in accordance with the Master Lease Agreement

“Latest Practicable Date”	3 April 2008 being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Lease”	the leasing of certain Sites and Facilities by Protelindo to HCPT in accordance with and subject to the terms of the Master Lease Agreement

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Master Lease Agreement”	the agreement to be entered into between HCPT and Protelindo on the date of Tranche 1 Completion in relation to the access, occupation and use by HCPT of certain Sites and Facilities and provision of certain services from Protelindo to HCPT on pre-agreed terms

“Model Code”	Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules adopted by the Company

DEFINITIONS

“Protelindo”	PT. Profesional Telekomunikasi Indonesia, a company incorporated under the laws of Indonesia, the purchaser of Assets under the Tower Transfer Agreement, the lessor of the Sites and Facilities under the Master Lease Agreement and the counterparty under the Build to Suit Term Sheet

“Purchase Price”	cash payment of US$500 million (approximately HK$3,882 million) being the consideration payable by Protelindo to HCPT for the sale of all the Assets

“Revenue Contracts”	those sub-lease, licence or other right granted by HCPT to allow a third party to access, use or co-locate on, inter alia, a Tower or Tower Site and specified as such in the Tower Transfer Agreement

“Sale”	the sale of the Assets by HCPT to Protelindo subject to and in accordance with the terms of the Tower Transfer Agreement

“Second Term”	six (6) years from the expiry of the Initial Term

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time

“Share(s)”	ordinary share(s) in the capital of the Company with a nominal value of HK$0.25 each

“Shareholder(s)”	holder(s) of the Shares

“Share Option Scheme”	the share option plan conditionally approved and adopted by a resolution of the then sole shareholder of the Company passed on 17 September 2004 and further approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005 and subsequently amended by written resolutions of the Directors passed on 12 July 2005 and 9 February 2006 respectively and further amended by the shareholders of the Company on 8 May 2007

“Site(s)”	a site or sites acquired by Protelindo under the Tower Transfer Agreement which is or will be owned, leased, controlled or managed by Protelindo and on which the Facilities are, or will be, located

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that expression in Listing Rule 1.01

“substantial shareholder”	has the meaning ascribed to that expression in Listing Rule 1.01

DEFINITIONS

“Term End Purchase Option”	the option to be granted to HCPT pursuant to the Master Lease Agreement, exercisable at the end of either the Initial Term or the Second Term, whereupon Protelindo will be obliged to sell all its right, title and interest in the Facilities at the Sites, the subject matter of the option at pre-agreed discounts to the purchase price of such Facilities as are applicable by reference to the timing the option is exercised

“Tower”	facilities comprising a tower, a monopole, a mast or any similar or other antenna support structure located on a Tower Site belonging to or installed by or on behalf of HCPT and used to supply communications services

“Tower Site”	a site that is, or is intended to be, the subject of a Tower Site Lease and is listed as such in the Tower Transfer Agreement

“Tower Site Leases”	the leases or other rights of use or occupation between HCPT and the relevant landlord, owner or person to grant a right of occupation of the Tower Site to HCPT

“Tower Transactions”	collectively, the Sale, the Lease and the Build to Suit Arrangements

“Tower Transfer Agreement”	the conditional agreement dated 18 March 2008 and made between HCPT as vendor and Protelindo as purchaser in respect of the Assets

“Tranche 1 Assets”	such of the Assets to be transferred to Protelindo at Tranche 1 Completion as specified in a HCPT notice to be issued to Protelindo under the Tower Transfer Agreement

“Tranche 1 Completion”	completion of the Tranche 1 Assets after satisfaction (or waiver by Protelindo) of the Initial Conditions Precedent in accordance with the Tower Transfer Agreement

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“US$”	United States dollars, the lawful currency of the United States of America

Note: For the purpose of this circular and for reference only, an exchange rate of HK$7.764 to US$1.00 is adopted.

LETTER FROM THE BOARD

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man)	Mr. Kevin WESTLEY
Mr. WONG King Fai, Peter

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Tim Pennington)
(also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)	Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)
Mr. Frank John SIXT

8 April 2008

To the Shareholders

DISCLOSEABLE TRANSACTION

INTRODUCTION

As announced by the Company on 18 March 2008, a 60%-owned subsidiary of the Company, HCPT and Protelindo (i) entered into a conditional Tower Transfer Agreement in respect of the Sale for cash consideration of up to US$500 million (approximately HK$3,882 million); (ii) agreed on the terms of the Master Lease Agreement; and (iii) entered into the Build to Suit Term Sheet. Completion of the Sale is subject to certain conditions and is expected to occur in tranches over a two-year period commencing on 18 March 2008.

Concurrent with Tranche 1 Completion, HCPT and Protelindo will enter into a Master Lease Agreement pursuant to which HCPT will have a right to access, occupy and use such of the Facilities and at such Sites as HCPT may elect for an Initial Term, at the end of which HCPT may, among other things, elect to further extend the licence to use for a period of 6 years.

Concurrent with the signing of the Tower Transfer Agreement, the same parties agreed the terms upon which HCPT shall grant to Protelindo the right, during a period of up to two years after the Tranche 1 Completion, to build new Towers on any new sites in Indonesia as HCPT may elect and upon completion of each such Tower, sell to and lease from Protelindo the Tower on terms substantially similar to those set out in the Tower Transfer Agreement and Master Lease Agreement.

The Sale constitutes a discloseable transaction for the Company under the Listing Rules, which is subject only to the reporting, announcement and circular requirements of the Listing Rules but does not require the approval of the Shareholders. The purpose of this circular is to provide you with further information on the Tower Transactions and certain information about the Company in accordance with the relevant requirements of the Listing Rules.

LETTER FROM THE BOARD

TOWER TRANSFER AGREEMENT

Date

18 March 2008

Parties

(1)	HCPT, as the vendor

(2)	Protelindo, as the purchaser

Protelindo was independent of the Company and, to the best knowledge, information and belief of the Directors, after all reasonable enquiries, of the connected persons of the Company.

Conditions precedent

Tranche 1 Completion is conditional upon the satisfaction, or in some cases, waiver by Protelindo, of a number of conditions including:

(1)	HCPT having obtained all requisite consents for its entry into the Tower Transfer Agreement and completion of the transactions contemplated thereunder;

(2)	HCPT being able to complete the transfer of at least 1,000 Tower Sites in accordance with the Tower Transfer Agreement; and

(3)	Protelindo having provided evidence to HCPT’s reasonable satisfaction that it has received all Indonesian approvals or authorisations necessary for it to acquire the Assets and perform its obligations under, inter alia, the Tower Transfer Agreement.

Completion

Subject to satisfaction (or waiver) of the Initial Conditions Precedent, Tranche 1 Completion shall take place whereupon:

(1)	the Deposit and the Master Lease Agreement signed by Protelindo will both be released to HCPT from escrow;

(2)	the balance of the portion of the Purchase Price as is attributable to the Tranche 1 Assets, the subject matter of Tranche 1 Completion, will be paid to HCPT;

(3)	HCPT will transfer to Protelindo the constructive possession and control of the relevant Tower Sites and other related rights free from and clear of all encumbrances; and

(4)	HCPT will pay the relevant portion of the lease fee in respect of the Tranche 1 Assets in accordance with the Master Lease Agreement.

If the Initial Conditions Precedent are not fulfilled (or waived by Protelindo) by the date falling 4 months after 18 March 2008, Protelindo may under certain circumstances terminate the Tower Transfer Agreement by giving notice to that effect to HCPT without liability to either party from the termination notice date.

LETTER FROM THE BOARD

From time to time after Tranche 1 Completion and prior to the Final Date, HCPT shall provide notice to Protelindo identifying further Assets (not less than 100 Tower Sites for each completion other than the final one) for transfer on subsequent completion dates. If on the Final Date, there are Assets not transferred, they will be excluded as Assets for the purpose of the Tower Transfer Agreement.

Assets to be sold

As at 31 December 2007, the value of the Assets included in the Company’s audited consolidated accounts was US$101 million (or approximately HK$784 million). The Company estimates that the Group would further spend approximately US$163 million (or approximately HK$1,266 million) to complete the construction of the Assets.

Consideration

The consideration for the Assets, assuming completion of sale of all Assets, is US$500 million (approximately HK$3,882 million) payable in cash at each completion of each tranche of the Assets. Protelindo has paid the Deposit following the signing of the Tower Transfer Agreement into an independent third party bank in escrow pending release on Tranche 1 Completion. The amount of the Purchase Price (including the Deposit) was arrived at following the completion of a tender process and at arm’s length negotiations between the parties.

On the bases that the Sale is treated as a sale of all the Assets and the Lease is treated as an operating lease, the Company expects to realise a disposal gain, subject to audit, of US$236 million (approximately HK$1,832 million) from the Sale. Save as aforesaid and on the abovementioned bases, the Sale is not expected to have any significant effect on the earnings and assets and liabilities of the Group.

MASTER LEASE AGREEMENT

Date

Date of Tranche 1 Completion

Parties

(1)	Protelindo as the lessor

(2)	HCPT as the lessee

Principal terms

Concurrent with Tranche 1 Completion, HCPT and Protelindo will enter into a Master Lease Agreement pursuant to which HCPT will have a right to access, occupy and use the capacity reserved for HCPT on such of the Facilities and at such Sites as HCPT may elect for an Initial Term, at the end of which HCPT may elect to further extend the licence to use for the Second Term.

At the end of the Initial Term and the Second Term, HCPT may (but is not obliged to) exercise its Term End Purchase Option to acquire all right, title and interest of Protelindo in all of the Facilities at such Sites as HCPT may elect at a pre-agreed price.

LETTER FROM THE BOARD

BUILD TO SUIT TERM SHEET

Date

18 March 2008

Parties

(1)	Protelindo

(2)	HCPT

Principal terms

Concurrent with the signing of the Tower Transfer Agreement, the same parties agreed the terms set out in the Build to Suit Term Sheet pursuant to which HCPT shall grant to Protelindo the right, during a period of up to two years after the Tranche 1 Completion, to build new Towers on any new sites in Indonesia as HCPT may elect and upon completion of each such Tower, sell to and lease from Protelindo the Tower on terms substantially similar to those set out in the Tower Transfer Agreement and Master Lease Agreement.

HCPT and Protelindo will have put and call option(s) for the further sale of Towers, and, upon the purchase of Towers following the exercise of such option(s) at prices to be specified by HCPT, HCPT will be licensed to use the Towers at a pre-agreed monthly fee.

INFORMATION ON PROTELINDO

Protelindo is an independent provider of wireless communications infrastructure that began its operations in Indonesia in 2003 and over the years it has become the owner and operator of more than 900 tower sites throughout Indonesia and established a track record internationally and domestically in tower operations and maintenance. It has entered into master lease agreements with eight (out of eleven) Indonesia telecom carriers governing each carrier’s co-locations on its sites and agreed to a build-to-suit transaction for 1,000 towers with an Indonesian telecom carrier to expand its network in Indonesia.

To the best of the knowledge, information and belief of the Directors, after all reasonable enquiries, Protelindo and its ultimate beneficial owner are independent of the Company and of the connected persons of the Company.

REASONS FOR, AND THE BENEFITS OF, THE TOWER TRANSACTIONS

The Sale and Lease represent a good opportunity for the Group to raise funds and release part of the Group’s capital for reinvestment purposes whilst retaining the Group’s ability to access, use, occupy, on a long-term basis and/or re-own some or all of the Assets sold with an independent third party who possesses sound and reliable track record in towers operation and maintenance in Indonesia.

The Board considered the terms of the Tower Transfer Agreement to be on normal commercial terms, fair and reasonable and in the interest of the Company and the Shareholders as a whole. The net sale proceeds to be derived by the Group from the Tower Transactions will be used for its ongoing network coverage expansion and general capital investment/working capital purposes in such amounts as to be determined by the Group.

LETTER FROM THE BOARD

GENERAL

The Group is a global provider of telecommunications services.

The Sale constitutes a discloseable transaction for the Company, which is subject to the reporting, announcement and circular requirements of the Listing Rules but does not require the approval of the Shareholders.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully

By Order of the Board

Fok Kin-ning, Canning

Chairman

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm that, having made all reasonable enquiries, to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	LITIGATION

Save as disclosed below, as at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claims of material importance was pending or threatened against any member of the Group.

Israel

There were a total of 13 claims made against the Group’s subsidiary in Israel, Partner Communications Company Ltd. (“Partner”), each with a motion to certify as a class action. Some of these claims were made against Partner and other cellular operators in Israel. These claims were in respect of the following:

Amount of claim
(in approximate HK$ million)
Alleged violation of antitrust law	238
Alleged consumer complaints (Note)	5,025
Alleged unauthorised erection of cellular antennas, causing environmental damages	1,980

Note:	There were a total of 11 claims in this category. The plaintiff of one claim has not specified the amount to be claimed under the class action. The aggregate amount of claim stated in this category corresponds with 10 claims only.

At this stage, and until the claims are recognised as class actions, the Group is unable to evaluate the probability of success of such claims, and therefore no provision has been made. In addition, even if the requests to recognise these claims as class actions were granted, and even if the plaintiffs’ arguments were accepted, it is expected that the outcome of the claims will likely be significantly lower than the abovementioned amounts claimed.

APPENDIX	GENERAL INFORMATION

3.	DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive of the Company and their respective associates had any interests and short positions in the Shares, underlying shares in or debentures of the Company or the associated corporations of the Company (within the meaning of Part XV of the SFO) which (a) had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO; or (c) were otherwise notified to the Company and the Stock Exchange pursuant to the Model Code:

(I)	Interests and short positions in the Shares, underlying shares in and debentures of the Company

Long positions in the Shares or underlying shares in the Company

				Number of underlying shares held
Name of Director/ Alternate Director	Capacity	Nature of interests	Number of Shares held	in American Depositary Shares	in share options	Approximate % of shareholding
Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	—	—	0.0251%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	—	—	0.0052%

Frank John Sixt	Beneficial owner	Personal interest	—	255,000 (Note 2)	—	0.0053%

Lui Dennis Pok Man	Beneficial owner	Personal interest	100,000	—	9,000,000 (Note 3)	0.1902%

Tim Pennington	Beneficial owner	Personal interest	1,667,000	—	1,666,666 (Note 3)	0.0697%

Chan Ting Yu	Beneficial owner	Personal interest	100,000	—	3,333,333 (Note 3)	0.0717%

Wong King Fai, Peter	Beneficial owner	Personal interest	—	—	2,666,667 (Note 3)	0.0557%

John W. Stanton	Interest held jointly with spouse	Other interest	—	105,000 (Note 4)	—	0.0022%

Woo Chiu Man, Cliff	Beneficial owner	Personal interest	—	—	2,333,333 (Note 3)	0.0488%

APPENDIX	GENERAL INFORMATION

Notes:

1.	Such Shares were held by a company which is equally controlled by Mr. Fok Kin-ning, Canning and his spouse.
2.	17,000 American Depositary Shares (each representing 15 Shares) were held by Mr. Frank John Sixt.
3.	Such interests are directors’ interests in underlying shares in respect of the share options granted under the Share Option Scheme.
4.	7,000 American Depositary Shares (each representing 15 Shares) were held jointly by Mr. John W. Stanton and his spouse.

(II)	Interests and short positions in the shares, underlying shares in and debentures of the associated corporations of the Company

Long positions in the shares, underlying shares in and debentures of the associated corporations of the Company

Mr. Fok Kin-ning, Canning had, as at the Latest Practicable Date, the following interests:

(i)	corporate interests in 4,310,875 ordinary shares, representing approximately 0.101% of the then issued share capital, in HWL;

(ii)	5,100,000 ordinary shares, representing approximately 0.676% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in
4,100,000 ordinary shares and 1,000,000 ordinary shares respectively;

(iii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.056% of the then issued share capital, in Hutchison Harbour Ring Limited;

(iv)	corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.143% of the then issued share capital, in Partner Communications Company Ltd.; and

(v)	corporate interests in (a) a nominal amount of US$2,500,000 in the 6.50% Notes due 2013 issued by Hutchison Whampoa International (03/13) Limited; (b) a nominal amount of US$2,000,000 in the 7.45% Notes due 2033 issued by Hutchison Whampoa International (03/33) Limited (“HWI(03/33)”); (c) a nominal amount of US$2,500,000 in the 5.45% Notes due 2010 issued by HWI(03/33); and (d) a nominal amount of US$2,500,000 in the 6.25% Notes due 2014 issued by HWI(03/33).

Mr. Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally controlled by Mr. Fok and his spouse.

Mrs. Chow Woo Mo Fong, Susan in her capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in 150,000 ordinary shares, representing approximately 0.0035% of the then issued share capital, in HWL.

APPENDIX	GENERAL INFORMATION

Mr. Frank John Sixt in his capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in (i) 50,000 ordinary shares, representing approximately 0.001% of the then issued share capital, in HWL; and

(ii) 1,000,000 ordinary shares, representing approximately 0.133% of the then issued share capital, in HTAL.

Mr. John W. Stanton had, as at the Latest Practicable Date, the following interests:

(i)	2,016,500 ordinary shares, representing approximately 0.047% of the then issued share capital, in HWL held jointly with his spouse; and

(ii)	6,600 ordinary shares, representing approximately 0.00015% of the then issued share capital, in HWL held in his capacity as a trustee of a trust.

Mr. Kevin Westley in his capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in

4,000 ordinary shares, representing approximately 0.00018% of the then issued share capital, in Cheung Kong Infrastructure Holdings Limited.

Mr. Woo Chiu Man, Cliff had, as at the Latest Practicable Date, family interests in 8,000 ordinary shares, representing approximately 0.00019% of the then issued share capital, in HWL held by his spouse.

(III)	Directors’ rights to acquire Shares

The Directors’ interests in the share options granted pursuant to the Share Option Scheme which remain outstanding as at the Latest Practicable Date are summarised below:

Name of Director/ Alternate Director	Date of grant of share options(1)	Number of share options held as at the Latest Practicable Date	Exercise period of share options	Exercise price of share options(2) HK$
Lui Dennis Pok Man	8.8.2005	9,000,000	8.8.2006 to 7.8.2015	1.95
Tim Pennington	8.8.2005	1,666,666	8.8.2006 to 7.8.2015	1.95
Chan Ting Yu	8.8.2005	3,333,333	8.8.2006 to 7.8.2015	1.95
Wong King Fai, Peter	8.8.2005	2,666,667	8.8.2006 to 7.8.2015	1.95
Woo Chiu Man, Cliff	8.8.2005	2,333,333	8.8.2006 to 7.8.2015	1.95

Total		18,999,999

APPENDIX	GENERAL INFORMATION

Notes:

(1)	The share options will be vested according to a schedule, namely, as to as close to 1/3 of the Shares which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as defined in the Share Option Scheme) on such vesting date.
(2)	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the Share Option Scheme, in the event of an alteration in the capital structure of the Company.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

4.	INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

So far as is known to the Directors or chief executive of the Company, as at the Latest Practicable Date, save for the Directors and chief executive of the Company and those disclosed below, no person (a) had or were deemed or taken to have an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO; or (b) which were recorded in the register required to be kept by the Company under Section 336 of the SFO; or (c) were directly or indirectly, interested in 10% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name		Capacity	Number of Shares held		Approximate % of shareholding
Hutchison Telecommunications Investment Holdings Limited (“HTIHL”)	(i)	Beneficial owner	2,619,929,104 (Note 1)	) )
	(ii)	Interest of a controlled corporation	217,476,654 (Note 1)	) )	59.29%

Hutchison Telecommunications Group Holdings Limited (“HTGHL”)		Interest of controlled corporations	2,837,405,758 (Note 1)		59.29%

Ommaney Holdings Limited (“OHL”, formerly known as “Hutchison Telecommunications Limited”)		Interest of controlled corporations	2,837,405,758 (Note 1)		59.29%

Hutchison International Limited (“HIL”)		Interest of controlled corporations	2,837,405,758 (Note 1)		59.29%

HWL		Interest of controlled corporations	2,837,405,758 (Note 1)		59.29%

Cheung Kong (Holdings) Limited (“CKH”)		Interest of controlled corporations	2,889,498,345 (Note 2)		60.38%

Li Ka-Shing Unity Trustee Company Limited (“TUT1”)		Trustee	2,889,498,345 (Note 3)		60.38%

APPENDIX	GENERAL INFORMATION

Name		Capacity	Number of Shares held		Approximate % of shareholding
Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)		Trustee and beneficiary of a trust	2,889,498,345 (Note 4)		60.38%

Li Ka-Shing Unity Trustcorp Limited (“TDT2”)		Trustee and beneficiary of a trust	2,889,498,345 (Note 4)		60.38%

Li Ka-shing (“Mr. Li”)	(i)	Founder of discretionary trusts and interest of controlled corporations	2,889,651,625 (Note 5)	) ) ) ) )
	(ii)	Interest of controlled corporations	266,621,499 (Note 6)	) )	65.95%

Yuda Limited		Beneficial owner	266,375,953 (Note 7)		5.57%

Notes:

1.	HTIHL is a direct wholly-owned subsidiary of HTGHL, which in turn is a direct wholly-owned subsidiary of OHL, which in turn is a direct wholly-owned subsidiary of HIL, which in turn is a direct wholly-owned subsidiary of HWL. By virtue of the SFO, HWL, HIL, OHL and HTGHL were deemed to be interested in the 2,619,929,104 Shares which HTIHL had direct interest and 217,476,654 Shares held by a wholly-owned subsidiary of HTIHL.
2.	Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested as a substantial shareholder of the Company under the SFO. CKH was also interested in the share capital of the Company through certain wholly-owned subsidiary companies of CKH.
3.	TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 was entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares of CKH, TUT1 as trustee of UT1 was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.
4.	Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.
5.	Mr. Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each DT1 and DT2 for the purpose of the SFO. Mr. Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr. Li was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.
6.	Such Shares were held by companies of which Mr. Li is interested in the entire issued share capital.
7.	Yuda Limited is a company wholly-controlled by Mr. Li. Such interest is duplicated in that of Mr. Li held by one of the companies described in Note 6 above.

APPENDIX	GENERAL INFORMATION

5.	DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had, or proposed to have, a service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without compensation (other than statutory compensation)).

6.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, the following Directors and their respective associates had interests in the following business (apart from the Company’s businesses) conducted through the companies named below, their subsidiaries, associated companies or other investment forms which are considered to compete or be likely to compete, either directly or indirectly, with the principal businesses of the Company required to be disclosed pursuant to Listing Rule 8.10:

Name of Alternate Director	Name of Company	Nature of Competing Business	Interest in the Competing Business
Ma Lai Chee, Gerald	Beijing Net-Infinity Technology Development Company Limited	Operating internet data centre business	Director

	Fusion System Limited – (Shenzhen)	Information technology, e-Commerce and new technology	Director

	Silk Telecom Pty Limited	Operating optic fibre networks	Director

	Critical Path, Inc	Provision of consumer and enterprise messaging solutions	Director

As the Board is independent of the boards of the above entities, the Group has therefore been capable of carrying on its businesses independently of, and at arm’s length from, the above businesses.

As at the Latest Practicable Date, Messrs. Fok Kin-ning, Canning, Frank John Sixt and Mrs. Chow Woo Mo Fong, Susan, all being Non-executive Directors, were executive directors of HWL and certain of HWL’s subsidiaries which were engaged in telecommunications businesses. Mr. Lui Dennis Pok Man was also a non-executive director of a subsidiary of HWL in Argentina.

The non-competition agreement entered into by the Company and HWL on 24 September 2004 (“2004 Non-competition Agreement”) maintained a clear geographical delineation, underpinned by the regulatory regime, of the two groups’ respective businesses ensuring there would be no competition between them. The exclusive territory of the HWL group comprised the member countries of the European Union (prior to its enlargement in 2004), the Vatican City, the Republic of San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States of America, Canada and, unless and until such time as the Group exercises its option to acquire HWL group’s interest in Hutchison Telecommunications Argentina S.A., Argentina. The exclusive

APPENDIX	GENERAL INFORMATION

territory of the Group comprised all the remaining countries of the world. On 25 February 2008, under and in accordance with the requirements of the 2004 Non-competition Agreement, HWL granted a consent to the establishment of a joint venture between Hutchison Global Communications Limited (an indirect wholly-owned subsidiary of the Company) and the Philippine Long Distance Telephone Company Group under a co-operation agreement dated 12 March 2008 for operating a mobile virtual network operator business in Italy. Save for the aforesaid business, there is no single country in which both groups have competing operations.

Save as disclosed above, none of the Directors and their respective associates had, as at the Latest Practicable Date, an interest in any business which competed or was likely to compete, either directly or indirectly, with the principal businesses of the Company.

7.	QUALIFICATIONS OF COMPANY SECRETARY AND QUALIFIED ACCOUNTANT

The Company Secretary of the Company is Ms. Edith Shih. Ms. Shih received a Bachelor of Science degree in Education and a Master of Arts degree from the University of the Philippines and a Master of Arts degree and a Master of Education degree from Columbia University, New York. Ms. Shih is a qualified solicitor in Hong Kong, England and Wales and Victoria, Australia and is also a Fellow of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

The Qualified Accountant of the Company is Mr. Nicky Chi Hung Lee. Mr. Lee is a certified public accountant in Hong Kong and is an Associate of the Institute of Chartered Accountants in England and Wales. Mr. Lee acquired a Bachelor of Arts degree in Accountancy from the Hong Kong Polytechnic University.

8.	REGISTERED OFFICE, HEAD OFFICE, PRINCIPAL PLACE OF BUSINESS AND TRANSFER OFFICE OF THE COMPANY

Registered office:	Cricket Square Hutchins Drive P.O. Box 2681 Grand Cayman KY1-1111 Cayman Islands

Head office and principal place of business:	22nd Floor Hutchison House 10 Harcourt Road Hong Kong

Principal share registrar and transfer office:	Butterfield Fund Services (Cayman) Limited Butterfield House 68 Fort Street P.O. Box 705 George Town Grand Cayman British West Indies

Hong Kong branch share registrar and transfer office:	Computershare Hong Kong Investor Services Limited Rooms 1712 – 1716 17th Floor Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong

APPENDIX	GENERAL INFORMATION

9.	MISCELLANEOUS

In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.